SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number: 000-51116

Hurray! Holding Co., Ltd.

15/F, Tower B, Gateway Plaza

No. 18 Xia Guang Li North Road

East Third Ring, Chaoyang District

Beijing 100027, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-        N.A.

The index of exhibits may be found at Page 2

HURRAY! HOLDING CO., LTD.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Sale of Software and System Integration Business dated October 8, 2007	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.

By:	/s/ Sean Wang
Name:	Sean Wang
Title:	Acting Chief Financial Officer

Date: October 9, 2007

Exhibit 99.1

Hurray! to Spin off Software and System Integration Business

BEIJING, Oct. 8, 2007 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY—News), a leader in artist development, music production, wireless music distribution, and other wireless value-added services in China, today announced the signing of definitive agreements to transfer its software and system integration business unit, Hurray! Times Communication (Beijing) Co., Ltd. (“Hurray! Times”), for US$ 4.8 million in cash to one of its primary institutional share holders, TWM Holding Co., Ltd., a wholly owned subsidiary of Taiwan Mobile which is a leading telecom service provider in Taiwan.

The total consideration is subject to adjustments based on the financial performance of Hurray! Times’ business in certain periods following the closing of the acquisition. The transaction is expected to close before March 31, 2008, subject to required China regulatory approvals and other customary closing conditions.

Commenting on this announcement, QD Wang, Chairman and Chief Executive Officer of Hurray!, said, “ We are extremely pleased to announce this partnership with Taiwan Mobile. This deal will sharpen our focus on our transformation strategy to become a leading entertainment content production and distribution house in China.”

About Hurray! Holding Co., Ltd.

Hurray! is a leader in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment, and Secular Bird.

Hurray! is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.

The company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services. The company has further expanded its reach through a new venture with Beijing TV Media, the new media channel of Beijing TV, to provide mobile interactive services for all Beijing TV programs.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s wireless value-added services market; changes in technology and consumer demand in this market; the risk that Hurray! may not be able to control its expenses in future periods; Hurray!’s ability to succeed in the music

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development, production and distribution business, with which it has only limited experience; changes in the policies of the mobile operators in China or the laws governing wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators and the risk that Hurray! may be subject to further sanctions and penalties from them in future periods; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

For more information, please contact:

Phoebe Meng

Investor Relations Manager

Tel: 8610-84555566 x 5532

yfmeng@hurray.com.cn

Source: Hurray! Holding Co., Ltd.

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